
Apollo
HOSPITALS
TOUCHING LIVES

3RD July 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302




10016164

SUPPL

Dear Sir,

Sub: Disclosure of shares pledged/revoked by Promoters/Promoter Group

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed disclosure in terms of Regulation 8A (4) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of shares pledged/revoked by the promoters/promoter group.

The disclosure is based on information received from the promoters/promoter group in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 which is also enclosed.

Please take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.M. KRISHNAN
GENERAL MANAGER – PROJECT FINANCE
AND COMPANY SECRETARY

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Reporting Format U/R 8A(4) to be filed by the Company to Stock Exchange

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to stock exchange (s) in terms of Regulations 8A(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997)

This report is required to be filed by the Company every time when the aggregate quantity of shares pledged by the promoter/ every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter

Date of Reporting	3rd July 2010
Name of the Company	Apollo Hospitals Enterprise Limited
Total No. of outstanding shares of the Company	61,784,859 Equity Shares of Rs.10/- each

Name of the Entity	(A) Details of Transaction(s)		(B) Aggregate details after the transaction(s)			
				Information on pledge		
	Date of Transaction	No. of shares Pledged	Total No. of shares held by the entity in the company	Total No.of Shares Pledged	% of total shares pledged to total no.of shares held by the entity in the company	% of shares pledged to total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI) = (V) / (IV)	(VII)
PCR Investments Limited	17-Jun-2010	440,000	8,929,562	7,859,000	88.01%	12.72%
PCR Investments Limited	1-Jul-2010	-440,000	8,929,562	7,419,000	83.08%	12.01%

NB : Negative sign denotes revocation of pledged shares

Notes :

1) "Entity" means " Promoter or every person forming part of the Promoter Group"

2) Details under (A) shall include chronological details of all individual transaction(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges

for APOLLO HOSPITALS ENTERPRISE LIMITED



S.M. KRISHNAN

GENERAL MANAGER - PROJECT FINANCE & COMPANY SECRETARY

Place : Chennai

Date : 3rd July 2010

Suneeta Reddy

25 June 2010

Mr. S M Krishnan
General Manager – Project Finance &
Company Secretary
Apollo Hospitals Enterprise Limited
Third Floor, Ali Towers
No.55, Greams Road
Chennai 600 006

Dear Sir,

Sub: Disclosure of shares pledged by Promoters / Promoter Group

Please find enclosed disclosure in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of pledge of shares by the promoters/ promoter group.

Please take on record

Thanking you

Yours faithfully
For and on my behalf &other Promoters
forming part of Promoter Group



Suneeta Reddy
Promoter

No.5, Subbarao Avenue Second Street, Nungambakkam, Chennai - 600 006. ✆ : 91- 44- 28292832

ANNEXURE - A

REPORTING FORMAT U/R 8A(1), 8A(3) TO BE FILED BY THE PROMOTER / PROMOTER GROUP TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulation 8A(1), 8A(2) and 8A(3) of SEBI (Substantial Acquisition of Shares and Takeovers Regulations, 1997)

Name of the Reporting entity	**Mrs. Suneeta Reddy**
Whether belonging to Promoter / Promoter Group	Promoter Yes / ~~No~~ (strike out which is not applicable) Promoter Group Yes / ~~No~~ (strike out which is not applicable)
Date of Reporting	25th Day of June 2010
Name of the Company	Apollo Hospitals Enterprise Limited
Total no. of outstanding shares of the company	61,784,859

Pre-transaction Details		**Transaction Details**			**Post-transaction Details**		% of the shares pledged, to the total no. of shares held in the company by the reporting	% of the shares pledged to the total no. of outstanding shares of the company
Total no. of shares hled in the Company by the reporting entity	total no. of shares pledged by the reporting entity	Date of the transaction	Nature of the transaction: Pledge (P); Revoke ®; Invoke(I)	No. of shares pledged / revoked/ invoked	Total no. of shares held in the Company by the reporting entity	total no. of shares pledged by the reporting entity		
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)
20,723,919	**13,030,086**	**17.06.10**	**Pledge**	**440,000** **(As per Annexure - 1)**	**20,723,919**	**13,470,086**	**65.00%**	**21.80%**

FOR AND ON MY BEHALF & OTHER PROMOTERS FORMING PART OF PROMOTER GROUP



SUNEETA REDDY
PROMOTER

Annexure - 1

Name of the Entity	Details of Transaction		Total no. of shares held by the entity in the Company
	Date of Transaction	No. of shares Pledged	
M/s. PCR Investments Ltd	17.06.10	440,000	8,929,562
Total		**440,000**	**8,929,562**



Suneeta Reddy

2 July 2010

Mr. S M Krishnan
General Manager – Project Finance &
Company Secretary
Apollo Hospitals Enterprise Limited
Third Floor, Ali Towers
No.55, Greams Road
Chennai 600 006

Dear Sir,

Sub: Disclosure of Release of Pledged Shares by Promoters / Promoter Group

Please find enclosed disclosure in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of release of pledged shares by the promoters/ promoter group.

Please take on record

Thanking you

Yours faithfully
For and on my behalf &other Promoters
forming part of Promoter Group



Suneeta Reddy
Promoter

No.5, Subbarao Avenue Second Street, Nungambakkam, Chennai - 600 006. ✆ : 91- 44- 28292832

ANNEXURE - A

REPORTING FORMAT U/R 8A(1), 8A(3) TO BE FILED BY THE PROMOTER / PROMOTER GROUP TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulation 8A(1), 8A(2) and 8A(3) of SEBI (Substantial Acquisition of Shares and Takeovers Regulations, 1997)

Name of the Reporting entity	**Mrs. Suneeta Reddy**
Whether belonging to Promoter / Promoter Group	Promoter Yes / ~~No~~ (strike out which is not applicable) Promoter Group Yes / ~~No~~ (strike out which is not applicable)
Date of Reporting	2nd Day of July 2010
Name of the Company	Apollo Hospitals Enterprise Limited
Total no. of outstanding shares of the company	61,784,859

Pre-transaction Details		Transaction Details			Post-transaction Details		% of the shares pledged, to the total no. of shares held in the company by the reporting (VIII)	% of the shares pledged to the total no. of outstanding shares of the company (IX)
Total no. of shares hled in the Company by the reporting entity (I)	total no. of shares pledged by the reporting entity (II)	Date of the transaction (III)	Nature of the transaction: Pledge (P); Revoke ®; Invoke(I) (IV)	No. of shares pledged / revoked/ invoked (V)	Total no. of shares held in the Company by the reporting entity (VI)	total no. of shares pledged by the reporting entity (VII)		
20,723,919	**13,470,086**	**01.07.10**	**Release**	**440,000** **(As per Annexure - 1)**	**20,723,919**	**13,030,086**	**62.87%**	**21.09%**

FOR AND ON MY BEHALF & OTHER PROMOTERS FORMING PART OF PROMOTER GROUP



SUNEETA REDDY
PROMOTER

Annexure - 1

Name of the Entity	Details of Transaction		Total no. of shares held by the entity in the Company
	Date of Transaction	No. of shares Released	
M/s. PCR Investments Ltd	01.07.10	440,000	8,929,562
Total		**440,000**	**8,929,562**




Apollo
HOSPITALS
TOUCHING LIVES

27th July 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Proceedings of Annual General Meeting

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the certified true copy of the proceedings of Annual General Meeting of the Company held on 26th July 2010.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Apollo HOSPITALS
TOUCHING LIVES

MINUTES OF THE 29TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 10.15 A.M. ON MONDAY, THE 26TH DAY OF JULY 2010 AT KAMARAJ ARANGAM, NO. 492 ANNA SALAI, CHENNAI – 600 018.

DIRECTORS PRESENT:

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Executive Director – Finance
(iv) Ms. Shobana Kamineni, Executive Director – Special Initiatives
(v) Ms. Sangita Reddy, Executive Director – Operations
(vi) Mr. N. Vaghul, Director
(vii) Mr. T.K. Balaji, Director
(viii) Mr. Habibullah Badsha, Director
(ix) Mr. Rajkumar Menon, Director
(x) Mr. G. Venkatraman, Director
(xi) Mr. Khairil Anuar Abdullah, Director

Members : 1216
Proxies : 137

NOTICE: Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT: As requested by the Chairman, Mr. S.M. Krishnan, General Manager – Project Finance and Company Secretary read the Auditors' Report for the year ended 31st March 2010.



MINUTES OF THE 29TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 10.15 A.M. ON MONDAY, THE 26TH DAY OF JULY 2010 AT KAMARAJ ARANGAM, NO. 492 ANNA SALAI, CHENNAI – 600 018.

DIRECTORS PRESENT:

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Executive Director - Finance
(iv) Ms. Shobana Kamineni, Executive Director - Special Initiatives
(v) Ms. Sangita Reddy, Executive Director - Operations
(vi) Mr. N. Vaghul, Director
(vii) Mr. T.K. Balaji, Director
(viii) Mr. Habibullah Badsha, Director
(ix) Mr. Rajkumar Menon, Director
(x) Mr. G. Venkatraman, Director
(xi) Mr. Khairil Anuar Abdullah, Director

Members :
Proxies :

NOTICE: Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT: As requested by the Chairman, Mr. S.M. Krishnan, General Manager – Project Finance and Company Secretary read the Auditors' Report for the year ended 31st March 2010.


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600 006

The Chairman extended a hearty and warm welcome to the Members present at the 29th Annual General Meeting and introduced the members of the Board to the shareholders.

Financial Performance

The Chairman informed the members that the Company's turnover had increased from Rs.1480 crores last year to Rs.1858 crores this year, representing a growth of over 26%. During the same period, the net profit had increased from Rs. 118 crores to Rs.152 crores- a growth rate of 29%, EPS has also increased to Rs.24.62 from Rs.19.80 - a growth rate of 24%.

The consolidated turnover had increased from Rs.1635 crores last year to Rs.2058 crores this year, representing a growth of 26% and the consolidated net profit had also increased from Rs. 103 crores to Rs. 138 crores- a growth rate of 34%.

The Chairman indicated that this significant performance was as a result of sustained efforts from the doctors, nurses and paramedics and other staff, and continued support of the shareholders, customers, and well wishers.

Dividend – 70% highest ever declared till now.

The Chairman informed that the Board of Directors had recommended a dividend of 70% (Rs. 7.00 per share), which was the highest dividend ever declared by the Company .

Acknowledgements

The Chairman expressed his gratitude to the Central and State Governments, the consortium of banks and financial institutions for their continued


CHENNAI
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assistance and patronage and also praised the dedicated service of all employees and appreciated the valuable contribution of doctors and consultants.

Then the Chairman with the permission of the members took the Directors' Report and the Audited Statement of Accounts as read and moved the following resolution:

ITEM NO. 1:

Adoption of Audited Accounts of the Company for the year ended 31st March 2010.

"RESOLVED THAT the Balance Sheet as at 31st March 2010 and the Profit and Loss Account for the year ended 31st March 2010 along with the Directors' and Auditors' Report thereon be and hereby considered and adopted."

Then Chairman before putting the resolution to vote, invited questions from the shareholders on the financials. Some shareholders then raised questions on the financial statements.

The Chairman then answered in detail the questions raised by the shareholders.

The resolution was seconded by Mr. Srinivasan and the same was passed unanimously.

ITEM NO. 2:

Declaration of dividend of Rs. 7.00 per share (70%) on the equity shares of the company for the year ended 31st March 2010.

Mr. Narendran moved the following resolution.

"RESOLVED THAT pursuant to the recommendations of the Board of Directors, dividend of Rs. 7.00 per equity share (70%) for the year ended 31st March



2010 be and is hereby declared out of profits of the Company in respect of 61,784,859 paid up equity shares of the Company and the said dividend be paid to those shareholders whose names appear on the Company's Register of Members as at the closing hours of the business on 16th July 2010 and that the dividend warrants be posted within 30 days hereof to those shareholders who are entitled to receive payment."

Mr. Sriram seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 3 :

Appointment of Shri. N. Vaghul as a Director of the Company.

Mr. Praful Chawla moved the following resolution

"RESOLVED THAT Shri. N. Vaghul who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Venkatraju seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 4:

Appointment of Shri. T.K. Balaji as a Director of the Company.

Mr. Srinivasan moved the following resolution.

"RESOLVED THAT Shri. T.K. Balaji who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."



Mr. Subramanian seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 5:

Appointment of Shri. Rajkumar Menon as a Director of the Company.

Mr. Radhakrishnamurthy moved the following resolution.

"RESOLVED THAT Shri. Rajkumar Menon who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Narendran seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 6:

Appointment of Shri. Khairil Anuar Abdullah as a Director of the Company.

Mr. Surajmal Kankani moved the following resolution.

"RESOLVED THAT Shri. Khairil Anuar Abdullah who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Praful Chawla seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.


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600 006

ITEM NO. 7:-

Re-appointment of M/s. S. Viswanathan, Chartered Accountants as the Statutory Auditors of the Company.

Mr. Subramanian moved the following resolution.

"RESOLVED THAT M/s. S. Viswanathan, Chartered Accountants, Chennai, who retire at this meeting be and are hereby re-appointed as Statutory Auditors of the Company till the conclusion of the next Annual General Meeting on the existing remuneration of Rs.1,500,000/- per annum (exclusive of service tax)."

Mr. P. Ramamurthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 8:-

Appointment of Shri. Habibullah Badsha as a Director of the Company

Mr. Mohammed Kutty moved the following resolution as an ordinary resolution.

"RESOLVED THAT, Shri. Habibullah Badsha who was appointed as a director at the meeting of the Board of Directors of the Company held on 30th January 2009 in the casual vacancy caused earlier due to his resignation and who holds office up to the date of this Annual General Meeting i.e., till the period, he would have held the office had he continued and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the



Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Sriram seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 9:-

Appointment of Shri. Sandeep Naik as a Director of the Company

Dr. Kannappan moved the following resolution as an ordinary resolution.

"RESOLVED THAT, Shri. Sandeep Naik who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 29th October 2009 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Vaidyanathan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 10:-

Appointment of Smt. Shobana Kamineni as a Whole Time Director designated as Executive Director – Special Initiatives of the Company

Since Dr. Prathap C Reddy, Chairman was interested in Item No. 10 of the Notice, he requested Mr. N. Vaghul to chair the Meeting for this item.


ENTERP
LTD
600 006

Mr.N.Vaghul then took the chair and conducted the proceedings.

Mr. Venkatraju moved the following resolution as an ordinary resolution.

"RESOLVED THAT, Smt. Shobana Kamineni who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 28th January 2010 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing her candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

"RESOLVED THAT pursuant to Section 269 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, Smt. Shobana Kamineni be and is hereby appointed as a Whole Time Director of the Company designated as Executive Director - Special Initiatives, for a period of five years from 1st February 2010 to 31st January 2015."

"RESOLVED THAT pursuant to Sections 198, 309, 310 and other applicable provisions of the Companies Act, 1956, if any, read with Schedule XIII of the said Act, remuneration at 0.50% of the net profits of the Company (as determined in accordance with the provisions of Companies Act, 1956), be paid to Smt.Shobana Kamineni, Executive Director - Special Initiatives, for each financial year or part thereof subject to payment of minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each year, in the event of absence or inadequacy of profits in any year."

"RESOLVED FURTHER THAT subject to the provisions of Schedule XIII of the Companies Act, in the event of Smt.Shobana Kamineni drawing remuneration as managerial person from two companies, the total remuneration drawn from both the companies shall not exceed the higher maximum limit admissible from any one of the companies of which she is a managerial person."


HOSPITALS ENTERPRISE LTD.
CHENNAI
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"RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Mr. Radhakrishnamurthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 11:-

Sub-Division of Equity Shares of the company.

Dr. Prathap C Reddy took the chair and continued the proceedings.

Mr. Subramanian moved the following resolution as a special resolution.

"RESOLVED THAT pursuant to the provisions of Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with Article 59(1)(d) of Articles of Association of the Company, and subject to such other approvals, consents, sanctions, if any, required from any authority and subject to such conditions as may be prescribed while granting such approvals, consents and sanctions, which may be agreed to by the Board of directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorized committee thereof), the consent of the Members be and is hereby accorded for sub-dividing the Equity Shares of the company, including the paid up shares, such that each existing Equity Share of nominal value of Rs.10/- (Rupees Ten) each be sub-divided into 2 (Two) Equity Shares of nominal value of Rs.5/- (Rupees Five) each, and consequently, the Authorized Share Capital of Rs.850,000,000/- (Rupees Eighty Hundred and Fifty Million only) would comprise of (i) 150,000,000 equity shares of Rs. 5/- each and (ii) 1,000,000 preference shares of Rs. 100/- each, with effect from the "Record Date" to be determined by the Board for this purpose".


ALS ENTERPRISE LTD.
CHENNAI
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"RESOLVED FURTHER THAT pursuant to the sub-division of the Equity Shares of the Company, each existing paid-up Equity Share of the Company of the nominal value of Rs.10/- (Rupees Ten) each, as existing on the Record Date, shall stand sub-divided into two equity shares of nominal value of Rs. 5/- (Rupees Five) each fully paid up, with effect from the Record Date."

"RESOLVED FURTHER THAT the existing physical share certificates in relation to the issued Equity Shares of the Company be cancelled and the Board be and is hereby authorized to recall the same from the Shareholders, if necessary and to issue new share certificates in lieu thereof, with regard to the sub-divided Equity shares in accordance with the provisions of the Companies (Issue of Share Certificate) Rules, 1960 and in case Members holding the Equity Shares opt to receive the sub-divided Equity shares, in dematerialized form, the sub-divided Equity Shares shall be credited to the respective beneficiary account of the Members, with their respective Depository Participants and the Company shall take such corporate actions as may be necessary in relation to the existing Equity Shares".

"RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things and give such directions as may be necessary, in the best interest of the Company, for giving effect to the aforesaid resolution, including but not limited to signing and execution of necessary forms, papers, writings, agreement and documents, including giving customary representations and warranties, together with such indemnities as may be deemed necessary and expedient in its discretion and for settling any question, difficulty or doubt that may arise in this regard and the decisions of the Board shall be final and binding on all the Members".

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.


APOLLO HOSPITALS ENTERPRISE LTD
CHENNAI
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ITEM NO. 12:-

Alteration of the Memorandum of Association of the company.

Mr. Vaidyanathan moved the following resolution as a special resolution.

"RESOLVED THAT pursuant to the provisions of section 16 and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force), the Memorandum of Association of the Company be and is hereby altered by substituting the existing clause V as under".

Clause V: The Authorized Share Capital of the Company is Rs.850,000,000/- divided into :-

i) 150,000,000 equity shares of Rs.5/- each and

ii) 1,000,000 preference shares of Rs. 100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT the nominal value each of Equity Share wherever it appears in the Memorandum of Association of the Company or any other documents of the Company be replaced by Rs. 5/- in place of Rs.10/-."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as it may in its absolute discretion deem necessary in this regard."

Mr. Ramamurthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.


APOLLO HOSPITALS ENTERPRISE LTD.
CHENNAI
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ITEM NO. 13:-

Alteration of Articles of Association of the Company.

Mr. Sriram moved the following resolution as a special resolution

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Article 4 of the Articles of Association of the Company be and is hereby altered by substitution with the following Article:

Article 4: The Authorized Share Capital of the Company is Rs.850,000,000/- divided into :-

i) 150,000,000 equity shares of Rs.5/- each and
ii) 1,000,000 preference shares of Rs. 100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT the nominal value of each Equity Share wherever it appears in the Articles of Association of the Company or any other documents of the Company be replaced by Rs. 5/- in place of Rs.10/-."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as it may in its absolute discretion deem necessary in this regard."



Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Vote of Thanks : The meeting concluded with a vote of thanks being given by Mr.R.Basil, Executive President – Healthcare.

for APOLLO HOSPITALS ENTERPRISE LIMITED



S.M. KRISHNAN
GENERAL MANAGER – PROJECT FINANCE
AND COMPANY SECRETARY

/Certified true copy/

Apollo HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2010 — 10th July, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th July 2010.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th July 2010.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited
Scrip Code : APOLLOHOSP
Quarter Ended : 30-Jun-2010

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(A)	**Shareholding of Promoter and Promoter Group[2]**							
1	**Indian**							
(a)	Individuals/ Hindu Undivided Family	32	11,773,157	10,066,884	20.57	19.06	5,611,086	47.66
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	8,950,762	8,935,162	15.64	14.49	7,859,000	87.80
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	**36**	**20,723,919**	**19,002,046**	**36.21**	**33.54**	**13,470,086**	**65.00**
2	**Foreign**							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**20,723,919**	**19,002,046**	**36.21**	**33.54**	**13,470,086**	**65.00**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(B)	**Public shareholding**						NA	NA
1	**Institutions**						NA	NA
(a)	Mutual Funds/ UTI	15	395,269	394,269	0.69	0.64		
(b)	Financial Institutions / Banks	10	5,268	3,320	0.01	0.01		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.28	0.26		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	5	1,709,894	1,709,894	2.99	2.77		
(f)	Foreign Institutional Investors	79	14,906,651	14,906,651	26.05	24.13		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	**110**	**17,178,936**	**17,175,988**	**30.02**	**27.80**		
B 2	**Non-institutions**						NA	NA
(a)	Bodies Corporate	587	828,924	809,247	1.45	1.34		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,350	3,828,518	2,170,772	6.69	6.20		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	13	190,352	120,027	0.33	0.31		
(c)	Any Other (specify)							
(c-i)	Trusts	13	58,985	130	0.10	0.10		
(c-ii)	Directors & their Relatives	8	53,103	53,053	0.09	0.09		
(c-iii)	Non Resident Indians	983	1,009,064	195,110	1.76	1.63		
(c-iv)	Overseas Corporate Bodies	1	57,778	57,778	0.10	0.09		
(c-v)	Clearing Member	68	42,380	42,380	0.07	0.07		
(c-vi)	Hindu Undivided Familes	278	71,281	71,281	0.12	0.12		
(c-vii)	Foreign Corporate Bodies	3	13,189,119	13,189,119	23.04	21.35		
	Sub-Total (B)(2)	**28,304**	**19,329,504**	**16,708,897**	**33.77**	**31.29**		
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,414**	**36,508,440**	**33,884,885**	**63.79**	**59.09**	NA	NA
	TOTAL (A)+(B)	**28,450**	**57,232,359**	**52,886,931**	**100**	**92.63**		

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)* 100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,552,500	4,552,500	NA	7.37	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,451	61,784,859	57,439,431	NA	100		

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

30-Jun-2010

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Dr. Prathap C Reddy	1,579,650	2.56	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,839	2.22	150,000	10.94	0.24
3	Ms. Preetha Reddy	1,683,270	2.72	1,680,000	99.81	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43	1,497,000	99.75	2.42
5	Ms. Shobana Khamineni	1,094,976	1.77	1,079,086	98.55	1.75
6	Ms. Sangita Reddy	2,486,254	4.02	930,000	37.41	1.51
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,800	0.42	245,000	94.67	0.40
10	Mr. Adithya Reddy	105,100	0.17	30,000	28.54	0.05
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.17	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.21	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.28	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	8,929,562	14.45	7,859,000	88.01	12.72
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	20,723,919	33.54	13,470,086	65.00	21.80

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

30-Jun-2010

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.41
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	8.90
3	CLSA (Mauritius) Limited	4,275,000	6.92
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.31
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.39
6	Emerging Markets Growth Fund Inc	1,222,966	1.98
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.94
8	LIC of India Money Plus	958,924	1.55
9	International Finance Corporation	642,000	1.04
	TOTAL	**24,365,573**	**39.44**

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

30-Jun-2010

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoter	1,549,157	2.51
	TOTAL		1,549,157	2.51

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

30-Jun-2010

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,552,500	4,552,500	7.37
	TOTAL	**4,552,500**	**4,552,500**	**7.37**

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

30-Jun-2010

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,552,500	4,552,500	7.37
	TOTAL		4,552,500	7.37

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

General Manager - Projects Finance & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **30th June 2010**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2010-2011
(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2010-2011
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be complied in the Annual Report 2010-2011
VI Report on Corporate Governance	**49 VI**	Yes	shall be complied in the Annual Report 2010-2011
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited



S. M. Krishnan

Compliance Officer